BIGSTRING CORPORATION
                               File No. 333-143793

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                           MEMORANDUM SUMMARIZING SEC
                        COMMENTS ON BIGSTRING CORPORATION
             AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM SB-2,
                             FILED AUGUST 30, 2007,
                              AND RESPONSES THERETO

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         Terms used  herein  without  definition,  shall  have the same  meaning assigned to them in the prospectus.

General
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1.       Comment - We note your  response to the comment one of our letter dated
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         August  23,  2007.  We also  note  your  response  that  you  are  only registering  12,871,114  shares  underlying the  convertible  notes and
         warrants.   However,  it  appears  that  the  amount  of  shares  being registered that are associated with your convertible note sale is approximately 14.9 million. Also, we do not agree that the public float should be measured on a fully diluted basis rather than on currently outstanding shares. Your response that the conversion price for the notes are fixed was considered, however, we note that the fixed price was at a discount to the market when the notes were issued. As such, it continues to appear that this offering should be registered as a primary offering under Securities Act Rule 415. We reissue comment one.

         Response - As  previously  stated,  on May 1, 2007,  we entered  into a
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         financing  arrangement with five separate entities - Whalehaven Capital
         Fund Limited, Alpha Capital Anstalt, Chestnut Ridge Partners, LP, Iroquois Master Fund Ltd. and Penn Footwear - pursuant to which these subscribers purchased certain convertible notes in the aggregate principal amount of $800,000, which notes are convertible into shares of our common stock at a fixed conversion price of $0.18 per share, and warrants to purchase up to 1,777,779 shares of our common stock at an exercise price of $0.30 per share.

         As provided for in the subscription agreement, the subscribers agreed to purchase additional convertible notes in the aggregate principal amount of $800,000 (with fixed conversion price of $0.18 per share) and warrants to purchase up to 1,777,779 shares of our common stock at an exercise price of $0.30 per share, for a total subscription of $1,600,000, provided that we registered the shares of our common stock underlying the additional convertible notes and warrants by September 13, 2007 and met certain other closing conditions.

         Because we were unable to register the shares of common stock underlying the additional convertible notes and warrants by September 13, 2007, Whalehaven Capital Fund Limited, Alpha Capital Anstalt, Chestnut Ridge Partners LP, Iroquois Master Fund Ltd. and Penn Footwear have not purchased the additional convertible notes and warrants, thereby considerably reducing the amount of shares we are registering on behalf of these subscribers.

                                            Shares                      Shares
                                          Underlying       Shares    Representing
                                          Convertible    Underlying    Interest        Total
                                             Notes        Warrants   (3 Years) (1)    Shares
                                          ----------------------------------------------------
         Alpha Capital Anstalt             1,388,889       555,556       300,000     2,244,445

         Chestnut Ridge Partners, LP         694,444       277,778       175,000     1,147,222

         Iroquois Master Fund Ltd.           694,444       277,778       175,000     1,147,222

         Penn Footwear                       277,778       111,111       100,000       488,889

         Whalehaven Capital Fund Limited   1,388,889       555,556       300,000     2,244,445

         Gem Funding LLC                          --       213,333            --       213,333
                                           ---------     ---------     ---------     ---------
                                           4,444,444     1,991,112     1,050,000     7,485,556
                                           ---------     ---------     ---------     ---------

         (1) Also includes 250,000 shares of common stock available for issuance as payment of accrued default interest, if any, under the convertible notes. These shares are being registered as a precautionary measure designed to ensure that BigString does not violate any of the covenants assumed under the convertible notes. The 250,000 shares have been allocated equally among the purchasers.

         The aggregate number of shares of common stock held collectively by Whalehaven Capital Fund Limited, Alpha Capital Anstalt, Chestnut Ridge Partners LP, Iroquois Master Fund Ltd., Penn Footwear and Gem Funding LLC (the finder), on an as converted basis, including interest, is 7,485,556 (as shown above), which represents approximately 21.9% of BigString's public float (47,367,125 shares of common stock outstanding minus 13,116,288 shares of common stock held collectively by our affiliates as of October 5, 2007 = 34,250,837), or significantly less than the informal threshold of 30% used by the Staff.

         As such, based upon the information provided above, and other information set forth in our previous response memorandum, we believe that the registration of the shares of our common stock, as described in BigString's registration statement on Form SB-2, qualifies as a secondary offering under Rule 415 of the Securities Act of 1933, as amended. We therefore request that the Staff reconsider its determination.

2.       Comment - We note your  response to comment  four.  The comment  sought
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         revision in the  document.  We are not able to locate your  response in the registration statement. Please revise accordingly.

         Response - We have revised the  prospectus  (see page 29) in accordance
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         with the Staff's  comment to include our  previous  response to comment four, as updated to October 5, 2007.

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